January 17, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Ms. Jill Davis

Branch Chief

Re:

Kinder Morgan Management, LLC

Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-16459

Ladies and Gentlemen:

In this letter, we set forth Kinder Morgan Management, LLC’s (the “Company’s”) responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2006, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. Our response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 19

General

1.

Please disclose the amounts with respect to each classification of other comprehensive income pursuant to paragraph 17 of SFAS 130 and for each classification of accumulated other comprehensive income pursuant to paragraph 26 of SFAS 130. In addition, please disclose your reclassification adjustments pursuant to paragraph 18 of SFAS 130.

Response:  The balance in Accumulated Other Comprehensive Loss (“AOCI”) on our Consolidated Balance Sheets as of December 31, 2005 and 2004, relates only to transactions conducted by Kinder Morgan Energy Partners, L.P. (“Kinder Morgan Energy Partners”), our equity-method investee.  Kinder Morgan Energy Partners’ AOCI balances of $1.08 billion and $457.3 million as of December 31, 2005 and December 31, 2004, respectively, include only approximately $324 thousand and $375 thousand, respectively, attributable to foreign currency transactions, while the remaining balance is due solely to Kinder Morgan Energy Partners’ derivative transactions accounted for under FASB Statement No. 133 which, in our view, makes disaggregated disclosure of the AOCI balance unnecessary as a matter of materiality. While we note that the details concerning these balances (at the 100% level) are contained in Kinder Morgan Energy Partners’ 2005 Form 10-K, which is attached to our 2005 Form 10-K as Exhibit 99.1, in future filings we will

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January 17, 2007

disclose our share of Kinder Morgan Energy Partners’ other comprehensive income broken down between foreign currency translation adjustments and the changes in the fair value of derivatives, in each case also separately stating the amounts being reclassified and the associated tax effects.  In addition, we will include in future filings a statement to the effect that substantially all of our AOCI is attributable to derivative transactions entered into by Kinder Morgan Energy Partners.

Note 2. Significant Accounting Policies, page 24

2.

Please tell us if you included a portion of your accumulated other comprehensive income balance in the book basis of your equity method investment when calculating the gain or loss from the issuance of additional securities by your equity method investee.

Response:  Yes. Our share of Kinder Morgan Energy Partners’ accumulated other comprehensive income is included in the book basis of our equity-method investment in Kinder Morgan Energy Partners that we utilize in calculating the change-in-interest gain or loss recorded directly to equity from the issuance of additional securities by this equity-method investee.

Note 5.  Summarized Financial Information for Kinder Morgan Energy Partners, L.P., page 28

3.

We note your disclosure that there are no securities that may be converted into or exercised for shares. Please disclose any material effects of conversion of outstanding convertible securities, exercise of options or warrants or other contingent issuances of Kinder Morgan Energy Partners, L.P. that may have a significant effect on your share of reported earnings.  Refer to paragraph 20(e) of APB 18.

Response:  At December 31, 2005, Kinder Morgan Energy Partners had 25,300 options outstanding, providing for purchase of its common units at a weighted average exercise price of $19.25 per unit. Given that Kinder Morgan Energy Partners had and continues to have in excess of 220 million outstanding limited partner units that participate in net income, the exercise of the 25,300 options would have a clearly immaterial effect on our share of reported earnings. The approximately 220 million limited partner units outstanding as of December 31, 2005 included approximately 5.3 million Class B units, which have rights and obligations generally equivalent to common units, and in the future may be convertible into common units on a one-for-one basis. Since the full number of Class B units is already included in the number of units used in the computation of Kinder Morgan Energy Partners’ limited partners’ net income per unit, their conversion into common units would have no effect on our share of reported earnings. Therefore, taken individually or in the aggregate, we do not believe these securities have the potential to

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January 17, 2007

impact our share of Kinder Morgan Energy Partners’ reported earnings in a manner sufficient to warrant additional disclosure.

4.

Please disclose the difference, if any, between the amount at which your investment in Kinder Morgan Energy Partners, L.P. is carried and the amount of underlying equity in net assets and the accounting treatment of any difference.  Refer to paragraph 20(a) of APB 18.

Response:   The difference between the amount at which our investment in Kinder Morgan Energy Partners is carried and the amount of our share of underlying equity in net assets was approximately $55.5 million at December 31, 2005, representing approximately 3.6% of our total investment of approximately $1.6 billion in this investee as of that date. The corresponding amount for December 31, 2004 was less than 3%. The Company monitors this amount at each reporting period as to its materiality but, to date, we have determined that this amount is immaterial and thus have omitted the disclosures otherwise required by paragraph 20(a) of APB 18.

5.

Please disclose how Kinder Morgan Energy Partners, L.P. determines the amount of distributions made to each class of its partners and describe any incentive distributions that are paid to the general partner.

Response:  A description of the distributions made by Kinder Morgan Energy Partners to its partners and how the amount of those distributions is determined is set forth in our 2005 Form 10-K in Item 13 beginning on page 49 under the caption “Kinder Morgan Energy Partners, L.P. Distributions – Kinder Morgan G.P., Inc.” Accordingly, we respectfully suggest that the comment is appropriately addressed.

6.

Please disclose your rights in the event that Kinder Morgan Energy Partners, L.P. is liquidated and indicate any preferential rights of other classes of partners. In addition, please tell us how you determined your proportionate share of accumulated other comprehensive income of Kinder Morgan Energy Partners, L.P. recorded as an investor of this limited partnership.

Response:  Information responsive to the first sentence of the comment is included in our 2005 Form 10-K, and in fact is highlighted as a risk factor beginning in the last paragraph on page 7. Accordingly, we respectfully suggest that the comment is appropriately addressed.

Our proportionate share of Kinder Morgan Energy Partners’ accumulated other comprehensive income is determined as follows:

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January 17, 2007

(a)

Kinder Morgan Energy Partners’ total accumulated other comprehensive income is reduced by the 1% attributable to the general partner interest;

(b)

The remaining 99% is multiplied by a ratio in which the numerator is the number of i-units of Kinder Morgan Energy Partners that we hold, and the denominator is the total number of all Kinder Morgan Energy Partners limited partner units outstanding; and

(c)

The product thus derived is reduced to a net-of-tax basis and represents our proportionate share of accumulated other comprehensive income.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 30

7.

We note your disclosure on footnote 1 to your table of your proportionate share of Kinder Morgan’s Energy Partners, L.P.’s capitalized costs which includes amounts of the investee’s equity method investment.  Please disclose such amounts separately from your proportionate share of Kinder Morgan Energy Partners, L.P.’s capitalized costs pursuant to paragraph 20 of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

Response: As disclosed under “Supplemental Information on Oil and Gas Producing Activities  (Unaudited)” beginning on page 30 of our 2005 Form 10-K, we do not directly conduct oil and gas producing activities, but rather participate in such activities only through our equity ownership in Kinder Morgan Energy Partners.   Prior to June 2003, Kinder Morgan Energy Partners (our only direct equity-method investee) owned an immaterial 15% equity interest in another entity, which also conducted oil and gas producing activities. Based on paragraph 20 of SFAS 69 and also the illustrations included in SFAS 69, we understand SFAS 69 to require separate disclosure of amounts related to oil and gas producing activities for the reporting entity (in this case, none) and in total for all investees conducting such activities, but not to require separate disclosure for individual investees. Accordingly, we believe our disclosures are appropriate and comply with the requirements of SFAS 69. The disclosure in footnote 1 on page 30 of our 2005 Form 10-K relating to MKM Partners, L.P., while not, in our view, required, was included only so that readers of our Form 10-K who were familiar with Kinder Morgan Energy Partners’ prior participation in MKM Partners would understand that its results were included in Kinder Morgan Energy Partners’ totals prior to MKM Partners’ dissolution in June 2003.  This footnote will not appear in future filings as the year 2003 will not be displayed.

8.

We note your disclosure in footnote 1 to your table of your proportionate share of Kinder Morgan’s Energy Partners, L.P.’s proved reserves which includes amounts of the investee’s equity method investment.  Please disclose such amounts separately from

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January 17, 2007

your proportionate share of Kinder Morgan Energy Partners, L.P.’s standardized measure of discounted cash flows pursuant to paragraph 14(c) of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

Response:  Please see the response to comment number 7 above.

9.

We note your disclosure in footnote 1 to your table of your proportionate share of Kinder Morgan’s Energy Partners, L.P.’s standardized measure of discounted cash flows which includes amounts of the investee’s equity method investment. Please disclose such amounts separately from your proportionate share of Kinder Morgan Energy Partners, L.P’s standardized measure of discounted cash flows pursuant to paragraph 32 of SFAS 69. Alternatively, please tell us why you believe it is appropriate to combine the two amounts.

Response:  Please see the response to comment number 7 above.

The Company acknowledges, with respect to the above-referenced filing, that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-369-9470.

Very truly yours,

Kimberly A. Dang

Vice President and Chief Financial Officer